UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2007

Commission File Number 0-51016

Exeter Resource Corporation

(Translation of registrant's name into English)

Suite 1260, 999 West Hastings Street, Vancouver, B.C. Canada V6C 2W2

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

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Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission fling on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes ☐     No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__________.

For Immediate Release: NR 07-11

DON SIXTO DRILLING APPROVED BY MENDOZA PROVINCE, ARGENTINA

- PROJECT RESOURCE ESTIMATE NEARS COMPLETION

Vancouver, BC, April 25, 2007 – Exeter Resource Corporation (AMEX:XRA, TSX-V:XRC, Frankfurt: EXB – “Exeter” or the “Company”) has received all required environmental permitting for its 2007-2008 drilling programs at its Don Sixto Gold Project, Mendoza, Argentina.

The environmental permits cover 80,000 metres of drilling, which will include exploration drilling of a number of higher-grade areas of mineralization, beyond the boundaries of previous drilling. The program also provides for drilling to generate samples and data for geotechnical, metallurgical and hydrological purposes and for condemnation drilling on sites that are not expected to be gold-bearing, but are suitable to host key infrastructure.

Updated Resources Estimation

Separately, the updated independent resources estimation for the Don Sixto Gold Project is in its final stages, with the arrival on site of representatives of Hellman and Schofield (Australia) (“H&S”). The final H&S report is expected in June.

The Don Sixto gold resource* was initially estimated in mid 2005 at 300,000 ounces indicated and 590,000 ounces inferred, based on 21,000 metres of drilling. A major resource definition and expansion drilling program conducted from July 2005 to December 2006 completed an additional 40,000 metres of drilling, using up to five drills concurrently.

Since January 2007, the Company’s geological team has focused on 3D structural, geological, and mineralization modelling for potential open pit designs at Don Sixto. The new H&S resources estimation will use data from the entire 61,000 metres of drilling.

Don Sixto Exploration and Development Work

The four principal mineralized zones/corridors at Don Sixto (Cuello, Luna, Mandibula and Ojo) remain open for expansion. The potential for expanding the higher grade gold mineralization in each zone has been made evident by new geological models based upon the most recent project drilling. A multi-purpose drill rig is now being contracted to resume resource expansion drilling in late May.

Large-diameter PQ size core drilling is expected to commence next month. The samples will be used for semi-autogenous grinding (“SAG milling”) testwork on each of the four potential open pits at Don Sixto. The drill will then move on to geotechnical testing of open pit areas.

A multi-purpose rig is being contracted to perform a condemnation drilling program - drilling “fences” of reverse circulation percussion (“RC”) holes over sites selected for infrastructure that includes the treatment plant, waste rock dump, and the employee village. The resumption of site work will ensure the continued employment of the more than 30 technicians and support staff that live in the local communities.

In June, the H&S data and the Exeter 3D modelling information will be provided to Australian Mine Design & Development Pty Ltd (“AMDAD”) for open pit optimizations. These pit designs will form the basis of a Development Optimization Study (“DOS”) to be managed by independent engineers, Ausenco. Ausenco is experienced in Argentina and is currently developing Pan American Silver Corp.’s Manantial Espejo silver-gold mine in Santa Cruz Province.

The DOS is targeted for completion in September 2007. A positive outcome from the Ausenco work will see the DOS form the front end of the Final Mine Development Study, currently scheduled for completion first quarter of 2008.

About Exeter

Exeter is a Canadian mineral exploration company focused on the discovery and development of epithermal gold-silver properties in South America.

In the prospective Patagonia region, of Argentina, Exeter is currently drilling the Cerro Moro gold and silver project, one of 12 gold and silver properties that constitute a strategic agreement with Cerro Vanguardia S.A., an AngloGold Ashanti subsidiary. Drilling will continue through 2007 to extend the high grade gold-silver intersections returned from the last two drilling phases.

In Chile, the Caspiche gold and silver discovery is the principal property of a strategic agreement with Minera Anglo American Chile Limitada and Empresa Minera Mantos Blancos S.A. Exeter recently completed a successful drilling program and has resumed drilling to extend the discovery.

In southern Chile, Exeter is prospecting 48 gold, silver and copper targets under a strategic agreement with Rio Tinto Mining and Exploration Limited.

*The gold resource is based on a NI 43-101 technical report with a gold resource estimation comprised of an “indicated resource” of 390,000 ounces of gold (6.2 million tonnes at an average grade of 2.0 g/t gold) and an “inferred resource” of 500,000 ounces of gold (12.1 million tonnes at a grade of 1.3 g/t gold), at a cut off grade of 0.5 g/t.

You are invited to visit the Exeter web site at www.exeterresource.com

EXETER RESOURCE CORPORATION

Bryce Roxburgh

President and CEO

For further information, please contact: Bryce Roxburgh, President or Rob Grey, VP Corporate Communications Tel: 604.688.9592 Fax: 604.688.9532 Toll-free: 1-888-688-9592	Suite 1260, 999 West Hastings Street Vancouver, B.C. Canada V6C 2W2 exeter@exeterresource.com

Safe Harbour Statement - This news release contains “forward-looking statements”, within the meaning of the United States Private Securities Litigation Reform Act of 1995, including those referring to the timing of a new resources estimate for the Don Sixto Project and the results of exploration on the Cerro Moro and Caspiche gold properties. These statements reflect our current belief and are based upon currently available information. Actual results could differ materially from those described in this news release as a result of numerous factors, some of which are outside of the control of Exeter.

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this news release.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EXETER RESOURCE CORPORATION

(Registrant)

Date April 25, 2007

By:	/s/ Susan McLeod

Susan McLeod

Secretary